PARKWAY ACQUISITION CORP.

April 4, 2016

VIA EDGAR

Hugh West

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Parkway Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed March 8, 2016

File No. 333-209052

Dear Mr. West:

Parkway Acquisition Corp. (the “Company,” “we,” “our” or “us”) has received your letter dated March 22, 2016, containing comments on the Company’s above-referenced amendment to the Registration Statement on Form S-4 (the “Registration Statement”). This letter on behalf of the Company responds to each of the comments set forth in your letter. For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.

In connection with this letter, we are filing pre-effective amendment no. 2 to the Registration Statement (“Amendment No. 2”) on the date hereof, and we will separately furnish to you a copy of Amendment No. 2 marked to show the changes made to the Registration Statement, as previously amended on March 8, 2016.

Page numbers referenced in the responses refer to page numbers in Amendment No. 2.

Summary Unaudited Pro Forma Combined Condensed Consolidated Financial Information, page 21

1.	Please revise your disclosure to include year ended December 31, 2015 amounts and clarify that the summary unaudited pro forma information provided on this page represents Parkway Acquisition Corp (Parkway).

We respectfully advise that we have revised the disclosure on page 21 in response to this comment.

Comparative Historical and Unaudited Pro Forma Per Share Data, page 22

2.	Please revise the description for the pro forma combined per share amounts to indicate that those amounts presented are for Parkway.

We respectfully advise that we have revised the disclosure on page 22 in response to this comment.

3.	We note in the table provided that you present pro forma equivalent information for both Grayson and Cardinal with respective footnote references. We do not see however, where you have provided those footnotes. Please revise to provide the corresponding footnotes that explain why the pro forma equivalent information is presented and how the amounts were determined.

We respectfully advise that we have revised the disclosure on page 22 in response to this comment.

4.	We note the Parkway pro forma combined book value per common share is $10.40, however you reference throughout the registration statement that the Parkway common stock has an estimated basis of $10.45 per share. Please explain the difference to us, and revise your disclosure to remove this inconsistency.

We respectfully advise that the basis of $10.45 per share is referenced in the Registration Statement solely in connection with disclosures regarding cash payments in lieu of fractional shares of Parkway common stock upon closing. The $10.45 per share, which is reflected in Section 4.03 of the merger agreement and Section 2.02(h) of the related plan of merger, was determined at the time of execution of the merger agreement (i.e., in November 2015) solely for the purpose of calculating these cash payments for fractional shares upon closing.

As disclosed on pages 11-12 and page 80 of the Registration Statement, the $10.45 per share was determined at the time of execution of the merger agreement based on the pro forma book value per share of the combined company at that time. Because the pro forma information in the Registration Statement, including the pro forma combined book value of $10.40 per share, is derived from December 31, 2015 financial statements, those figures are different than they were when the merger agreement was signed. The Company also discloses on pages 11-12 and page 80 that the actual book value per share of Parkway common stock upon completion of the merger is expected to differ from the fractional share amount of $10.45 because the respective book values per share of Grayson and Cardinal are expected to be different when the merger is completed than they were when the merger agreement was signed. In response to this comment, we respectfully advise that we also have revised the disclosure on page 95 in the unaudited pro forma combined condensed consolidated financial information to clarify this difference.

Unaudited Pro Forma Combined Condensed Consolidated Financial Information

Pro Forma Combined Condensed Consolidated Balance Sheet, page 90

5.	We note your response to our prior comment 16; however, we do now see how you have revised your pro forma presentation to reflect the capitalization of Parkway. Therefore, we are reissuing our comment in part. In this regard, we note from your disclosure on page 135 that the common stock issued by Parkway has no par value. Please explain to us how you determined that it is appropriate to include “surplus” in your pro forma combined shareholders’ equity.

We respectfully advise that we have revised the disclosure in the pro forma combined condensed consolidated statement of operations on page 90 and in the descriptions of adjustments 9, 10 and 11 in Note 1, Pro Forma Adjustments, on page 93 in response to this comment.

Pro Forma Combined Condensed Consolidated Statement of Operations, page 91

6.	We note your response to our prior comment 15. Please revise to clarify that the earnings per share amounts represent basic and diluted earnings information.

We respectfully advise that we have revised the disclosure in the pro forma combined condensed consolidated statement of operations on page 90 in response to this comment.

Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial statements

Note 3. Preliminary Purchase Accounting Allocation, page 94

7.	We note your response and revisions as a result of our prior comment 14. Please explain the following:

•	Tell us why you did not use the Parkway estimated common share amount ($10.45) in your computation of the total pro forma purchase price.

•	Tell us why you did not use the total pro forma purchase price as the starting point in your computation of the preliminary pro forma purchase gain.

As discussed with your office, we respectfully advise that we have revised the disclosure in Note 3, Preliminary Purchase Accounting Allocation, on pages 94-95 in response to this comment.

Exhibit 8.2

8.	We note your response to our prior comment 30 and counsel’s revised opinion. As previously requested, please have counsel revise the second numbered opinion paragraph to state, if true, that the Tax Discussion constitutes the opinion of Gentry Locke. Please refer to Section III.C.2 of Staff Legal Bulletin No. 19.

We respectfully advise that we have included a revised opinion of Gentry Locke as Exhibit 8.2 in response to this comment.

Exhibit 99.2

9.	Please request that BSP Securities revise its written consent to date the document. Please refer to Item of 601(b)(23)(i) Regulation S-K.

We respectfully advise that we have included a revised consent of BSP as Exhibit 99.2 in response to this comment.

*    *    *    *    *

As requested, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing responses, please do not hesitate to contact me at (276) 773-2811 or our counsel, Wayne A. Whitham, Jr. at Williams Mullen, at (804) 420-6583.

Thank you for your assistance in this matter.

Yours truly,

/s/ J. Allan Funk
J. Allan Funk
President and Chief Executive Officer

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